Room 4561

March 24, 2009

Charles Chao
Chief Executive Officer
Sina Corporation
Room 1802, United Plaza
1468 Nan Jing Road West
Shanghai 200010, China

> **Re: Sina Corporation**
> **Form 20-F and Form 20-F/A for the Fiscal Year Ended**
> **December 31, 2007**
> **Filed June 30, 2008 and March 18, 2009, respectively**
> **File No. 0-30698**

Dear Mr. Chao:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chie

cc: Jerome Ku
    Orrick, Herrington & Sutcliffe
    Fax – (650) 614-7401